DISTRIBUTION SERVICES AGREEMENT

This Distribution Services Agreement (“Agreement”) is made as of July 2, 2024 by and between Lincoln Funds Trust (the “Trust”), a Delaware Statutory Trust, on behalf of its series listed in Schedule A (the “Funds”), and Lincoln Financial Distributors, a Connecticut corporation (the “Distributor”).

Recitals

WHEREAS, each Fund currently offers Class A shares and Class I shares;

WHEREAS, each Fund has adopted a Class A Distribution and Service Plan (the “12b-1 Plan”) which, among other things, authorizes the Trust to enter into agreements with organizations who provide certain services with respect to the Class A shares of the Funds and to compensate such organizations out of each Fund’s average daily net assets attributable to the Class A;

WHEREAS, the Trust and the Distributor have entered into a principal underwriting agreement (“Underwriting Agreement”) pursuant to which the Trust has employed the Distributor in such capacity to promote the growth of the Trust and the Funds and facilitate the distribution of the Funds during the continuous offering of shares of the Funds; and

WHEREAS, the Distributor desires to provide or procure certain services to the Funds in connection with the offering of Class A shares of the Fund.

Agreement

1. Services of Distributor

a. Distributor shall, as agreed upon by the parties from time to time, provide or procure certain services or incur certain expenses relating to the Class A shares of the Funds for activities primarily intended to offer Class A shares. These services or expenses may include, among other things: the printing of Fund prospectuses and reports used for sales purposes; preparing and distributing sales literature and related expenses; advertisements; education of Contract owners or broker-dealers and their representatives; other distribution-related expenses; services fees as defined under FINRA rules; and payments for furnishing personal services or such other enhanced services as the Trust may require or maintaining customer accounts and records.

b. The Distributor may, at its own expense, subcontract with any entity or person concerning the provision of the services contemplated hereunder.

c. Distributor will furnish to the Trust or its designee such information as the Trust may reasonably request, and will otherwise cooperate with the Trust in preparation of reports to the Trust’s Board of Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.

2. Maintenance of Records

Distributor shall maintain and preserve all records as required by law to be maintained and preserved in connection with this Agreement. Upon the reasonable request of the Trust, Distributor shall provide the Trust or its representative copies of all such records.

3. Fees

In respect of the Class A shares of the Funds that have been sold through Distributor’s efforts pursuant to its appointment under the Underwriting Agreement, the following provisions shall apply:

a. In consideration of Distributor’s services as distributor of each Fund’s Class A shares pursuant to the Underwriting Agreement and the 12b-1 Plan in respect of such shares, the Trust agrees, to the extent legally permissible, to: (1) pay to Distributor monthly in arrears a fee (the “Fee”) which shall accrue daily in an amount equal to the product of (A) the daily equivalent of the amount set forth in Schedule A multiplied by (B) the net asset value of the Class A shares outstanding on such day.

b. Each of the provisions set forth in the 12b-1 Plan as in effect on the date hereof and as from time to time amended, together with the related definitions, are hereby incorporated herein by reference with the same force and effect as if set forth herein in their entirety.

c. Distributor may pay sub-agents, brokers, dealers or other financial institutions with respect to all or a portion of the Fee, and such additional amounts out of Distributor’s own assets as it may deem advisable, to obtain various distribution-related and/or other services for the Funds in its discretion as it shall deem advisable, consistent with applicable federal and state securities laws and regulations.

4. Nature of Services

The Trust and Distributor agree that the Trust’s payments pursuant to this Agreement are only for the services listed in Section 1(a) herein and do not constitute payment in any manner for investment advisory services or for administrative services. The Trust and Distributor agree that this Agreement does not preclude the Trust from contracting separately with Distributor to provide other services to the Trust.

5. Termination

a. Unless sooner terminated with respect to any Fund, this Agreement will continue with respect to a Fund only if the continuance of a form of this Agreement is specifically approved at least annually by the vote of a majority of the members of the Trust’s Board of Trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940 (the “1940 Act”)) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Fund or any agreement relating to such 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on such approval.

b. This Agreement will automatically terminate with respect to a Fund in the event of its assignment (as such term is defined in the 1940 Act) with respect to such Fund. This Agreement may be terminated at any time with respect to any Fund by the Trust or by Distributor, without penalty.

c. This Agreement may also be terminated with respect to any Fund at any time without penalty by the vote of a majority of the members of the Board of Trustees who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Fund or any agreement relating to such Plan, including this Agreement, or by a vote of a majority of the Class A shares of such

Fund on 60 days’ written notice.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized officer on the date specified below.

LINCOLN FUNDS TRUST		LINCOLN FINANCIAL DISTRIBUTORS, INC.

By:	/s/ James Hoffmayer	By:	/s/ Thomas O’Neill
Name:	James Hoffmayer	Name:	Thomas O’Neill
Title:	Chief Accounting Officer and Vice President	Title:	SVP

Schedule A

Fund	12b-1 Fee (Per Annum)
Lincoln U.S. Equity Income Maximizer Fund	0.25%
Lincoln Inflation Plus Fund	0.25%

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